

03054250

BB 4/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Media Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 N. Westlake Blvd., Ste. 100
(No. and Street)

Westlake Village, CA 91362
(City) (State) (Zip Code)

APR 14 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF MASON (914) 933-0441
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak Greenbaum & Goldstein LLP
(Name – *if individual, state last, first, middle name*)

10960 Wilshire Blvd., Ste. 1100, Los Angeles, CA 90024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF CALIFORNIA
COUNTY OF LOS ANGELES

OATH OR AFFIRMATION

I, Rick Newberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Media Capital Advisors LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed + sworn to before me 4/12/03 by Rick Newberger

Signature

Managing Director
Title

Carol Kay
Notary Public


CAROL KAY
COMM. # 1264108
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JUNE 14, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

☒ (o) Report on internal control structure required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Certified Public Accountants & Management Consultants



APR 14 2003
165

To the Board of Directors
Media Capital Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Media Capital Advisors, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



LOS ANGELES COUNTY:
10960 Wilshire Boulevard, Suite 1100
Los Angeles, California 90024
Telephone 310/477-3924
Fax 310/478-6070

ORANGE COUNTY:
2700 North Main Street, Suite 200
Santa Ana, California 92705
Telephone 714/953-9734
Fax 714/953-1837

INLAND EMPIRE:
800 North Haven Avenue, Suite 340
Ontario, California 91764
Telephone 909/941-9245
Fax 909/941-9252

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Singer Lewak Greenbaum + Goldstein LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 28, 2003


SEC MAIL
PROCESSING
RECEIVED
SECTION

MEDIA CAPITAL ADVISORS, LLC

(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2002

MEDIA CAPITAL ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
CONTENTS
December 31, 2002



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Certified Public Accountants & Management Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Media Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Media Capital Advisors, LLC (a development stage company) as of December 31, 2002, and the related statements of operations, members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Media Capital Advisors, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Singer Lewak Greenbaum + Goldstein LLP

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 28, 2003



LOS ANGELES COUNTY:
10960 Wilshire Boulevard, Suite 1100
Los Angeles, California 90024
Telephone 310/477-3924
Fax 310/478-6070

ORANGE COUNTY:
2700 North Main Street, Suite 200
Santa Ana, California 92705
Telephone 714/953-9734
Fax 714/953-1837

INLAND EMPIRE:
800 North Haven Avenue, Suite 340
Ontario, California 91764
Telephone 909/941-9245
Fax 909/941-9252

MEDIA CAPITAL ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Assets		
Cash and cash equivalents	$	5,211
Receivable from related party		1,628
Other assets		539
Total assets	**$**	**7,378**

MEMBERS' EQUITY

Commitments		
Members' equity	$	7,378
Total members' equity	**$**	**7,378**

The accompanying notes are an integral part of these financial statements.

MEDIA CAPITAL ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

Operating expenses	$ 97,237
Loss from operations	(97,237)
Provision for income taxes	208
Net loss	**$ (97,445)**

The accompanying notes are an integral part of these financial statements.

MEDIA CAPITAL ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2002

	G. Greenberg	R. Newberger	J. Maxon	Total
Balance, December 31, 2001	$ -	$ -	$ -	$ -
Members' capital contribution	45,720	45,720	13,383	104,823
Net loss allocated	(32,482)	(32,482)	(32,481)	(97,445)
Balance, December 31, 2002	**$ 13,238**	**$ 13,238**	**$ (19,098)**	**$ 7,378**

The accompanying notes are an integral part of these financial statements.

MEDIA CAPITAL ADVISORS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(97,445)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in		
Receivable from related party		(1,628)
Other assets		(539)
Net cash used in operating activities		(99,612)
Cash flows from financing activities		
Member's capital contribution		104,823
Net cash provided in financing activities		104,823
Net increase in cash and cash equivalents		5,211
Cash and cash equivalents, beginning of year		-
Cash and cash equivalents, end of year	**$**	**5,211**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

Media Capital Advisors, LLC, member NASD, SIPC (the "Company"), is a specialized investment banking firm dedicated to bringing capital from "strategic" and "purely financial" sources to entrepreneurs and evolving companies that are building major new media enterprises. In particular, the Company targets transactions in the $25 to $350 million range that involve the creation, presentation, and/or distribution of content to the consumer market in the USA and/or internationally by means of traditional broadcast and cable TV, broadband, and/or satellite. The completed transactions will provide client companies with the strategic and financial resources necessary to implement their business plans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Stage Enterprise

The Company is a development stage company as defined in Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises." The Company is devoting substantially all of its present efforts to establish a new business, and its planned principal operations have not yet commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

During the year ended December 31, 2002, the Company incurred a net loss of $97,445, and it had negative cash flows from operations of $99,612. Management is currently in negotiations with two potential clients and is seeking additional clients. The partners of the Company have committed to fund its operational needs until such clients can be obtained.

Comprehensive Income

The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is taxed under sections of the federal and California income tax laws which provide that, in lieu of corporation income taxes, the members separately account for their pro rata share of the Company's items of income, deductions, losses, and credits. The provision for state income taxes represents the statutory California franchise taxes applicable to limited liability companies.

Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. This statement is not applicable to the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements (Continued)
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. This statement is not applicable to the Company.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 removes the requirement in SFAS No. 72 and Interpretation 9 thereto, to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. This statement requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include certain financial institution-related intangible assets. This statement is not applicable to the Company.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. This statement is not applicable to the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Rule 15c 3-1 (a)(2)(vi), Net Capital Rule, which requires the maintenance of a minimum net capital of $5,000. At December 31, 2002, the Company had net capital of $5,211, which was $211 in excess of the required net capital.

NOTE 4 - COMMITMENTS

Leases

The Company subleases office facilities under a non-cancelable operating lease with a related party, which expires in August 2003. Future minimum lease payments under this non-cancelable operating lease as of December 31, 2002 were $2,840. Rent expense was $2,400 for the year ended December 31, 2002.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company had rent and other operating expenses paid by a related party during the year ended December 31, 2002, which amounted to $3,200. These expenses have been waived by the related party and have been accounted for as a contribution to members' equity. Certain members of the Company are owners of this related party.

The receivable from related party represents $1,628 of expenses paid by the Company on behalf of a related party. This amount was refunded to the Company subsequent to December 31, 2002.

SUPPLEMENTAL INFORMATION

MEDIA CAPITAL ADVISORS, LLC

(A DEVELOPMENT STAGE COMPANY)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AND RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

Computation of net capital		
Total members' equity from statement of financial condition	$	7,378
Deductions		
Non-allowable assets		
Receivable from related party		1,628
Other assets		539
Total deductions		2,167
Net capital	**$**	**5,211**
Minimum net capital requirement	**$**	**5,000**
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	6,628
Receivable from related party		(1,628)
Other assets		(189)
Cash on hand		400
Net capital	**$**	**5,211**

The accompanying notes are an integral part of these financial statements.

MEDIA CAPITAL ADVISORS, LLC

(A DEVELOPMENT STAGE COMPANY)
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Not applicable

The accompanying notes are an integral part of these financial statements.

MEDIA CAPITAL ADVISORS, LLC

(A DEVELOPMENT STAGE COMPANY)
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Not applicable

The accompanying notes are an integral part of these financial statements.

MEDIA CAPITAL ADVISORS, LLC

(A DEVELOPMENT STAGE COMPANY)

SCHEDULE IV - SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

December 31, 2002

Not applicable

The accompanying notes are an integral part of these financial statements.